UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Stacy M. Campbell-Kraft

Split Rock Partners II, LP

10400 Viking Drive, Suite 250

Eden Prairie, Minnesota 55344

(952) 995-7460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Amy E. Culbert

Fox Rothschild LLP

Campbell Mithun Tower – Suite 2000

222 South Ninth Street

Minneapolis, Minnesota  55402

(612) 607-7000

September 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 43358V 109		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners II, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,661,495(1)(2)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,661,495(1)(2)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,495(1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person: PN

(1)                                 Voting and investment power over the securities is delegated to Split Rock Partners II Management, LLC (“SRPM II”), the general partner of Split Rock Partners II, LP (“SRP II”). SRPM II has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP and SRPM II disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(2)                                 Excludes 1,114,043 shares of common stock issuable upon the conversion of series A convertible preferred stock and 1,390,844 shares of common stock underlying warrants.

CUSIP No. 43358V 109		SCHEDULE 13D

1	Name of Reporting Persons: Split Rock Partners II Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,661,495(1)(2)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,661,495(1)(2)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,495(1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person: OO

(1)                                 Shares are held by SRP II.  Voting and investment power over the securities is delegated to SRPM II, the general partner of SRP II. SRPM II has delegated voting and investment decisions to three individuals who require a two-thirds vote to act. Each of SRP II and SRPM II disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(2)                                 Excludes 1,114,043 shares of common stock issuable upon the conversion of series A convertible preferred stock and 1,390,844 shares of common stock underlying warrants. See Item 3.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 12, 2014 (the “Original Statement”), filed on behalf of Split Rock Partners II, LP, a Delaware limited partnership (“SRP II”), and Split Rock Partners Management, LLC, a Delaware limited liability company (“SRPM II”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), series A convertible preferred stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants”) of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Statement. From and after the date hereof, all references in the Original Statement to the Original Statement or terms of similar import shall be deemed to refer to the Original Statement as amended and supplemented by this Amendment No. 1.

SRP II and SRPM II are collectively referred to as the “Reporting Persons.”  SRPM II is the general partner of SRP II.

Item 3.                                      Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is amended and supplemented by adding the following information to Item 3:

In connection with the Company’s private placement of Common Stock, newly-created Series A Convertible Preferred Stock and Common Stock Warrants on September 29, 2016 (the “Private Placement”), SRP II acquired 276,801 shares of Common Stock, 2,506.5968 shares of Series A Convertible Preferred Stock convertible into 1,114,043 shares of Common Stock and Common Stock Warrants exercisable for 1,390,844 underlying shares of Common Stock. The Series A Convertible Preferred Stock provides that it is convertible into shares of Common Stock, but only if the conversion feature is approved by the Company’s stockholders in accordance with NASDAQ Listing Rule 5635(d) (subject to certain allowances for conversion in the event such conversion would not result in the aggregate number of shares of Common Stock issued upon conversion together with the shares of Common Stock sold in the Private Placement being greater than 19.99% of the Common Stock outstanding immediately prior to the Private Placement). SRP II elected not to be subject to any beneficial ownership caps under the documents entered into in connection with the Private Placement. The amounts set forth above assume no conversion of any shares of Series A Convertible Preferred Stock issued in the Private Placement and no exercise of the Common Stock Warrants issued in the Private Placement. Assuming the conversion of all shares of Series A Convertible Preferred Stock and exercise of all Common Stock Warrants issued in the Private Placement, the Reporting Persons would beneficially own 4,166,382 shares of Common Stock, representing 10.4% of the outstanding Common Stock of the Company.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. No part of the purchase price was borrowed by the Reporting Persons for the purpose of acquiring any securities discussed in this Item 3.

Item 5.                                      Interest in Securities of the Issuer.

Item 5 of the Original Statement is amended and supplemented by adding the following information to Item 5:

(a)                                 As of September 29, 2016, each of the Reporting Persons beneficially owned 1,661,495 shares of Common Stock, which represents 10.5% of the outstanding shares of Common Stock of the Company. This percentage is based upon 15,871,965 shares of Common Stock outstanding immediately after the Private Placement. The amounts set forth above assume no conversion of any shares of Series A Convertible Preferred Stock issued in the Private Placement and no exercise of the Common Stock Warrants issued in the Private Placement. Assuming the conversion and exercise, as applicable, of all shares of Series A Convertible Preferred Stock and all Common Stock Warrants issued in the Private Placement, the Reporting Persons would beneficially own 4,166,382 shares of Common Stock, representing 10.4% of the outstanding Common Stock of the Company.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is amended and supplemented by adding the following information to Item 6:

The shares of Common Stock, Series A Convertible Preferred Stock and Common Stock Warrants issued in connection with the Private Placement were issued pursuant to a Securities Purchase Agreement, dated September 15, 2016 (the “Purchase Agreement”), among the Company and certain institutional and accredited investors, including SRP II. The Purchase Agreement contains ordinary and customary provisions for agreements of this nature, such as representations, warranties, covenants, and indemnification obligations, as applicable.

The Common Stock Warrants were issued pursuant to a Common Stock Purchase Warrant, dated September 29, 2016 (the “Warrant Agreement”).  The Common Stock Warrants include a cashless-exercise feature that may be exercised in the event there is no effective registration statement registering, or no current prospectus available for, the resale of the shares of Common Stock underlying the Common Stock Warrants as of the six-month anniversary of the closing of the Private Placement. The Common Stock Warrants will become exercisable following approval of the Private Placement by the Company’s stockholders and expire five years after the date of such stockholder approval.

In connection with the Private Placement, SRP II also signed a Support Agreement addressed to the Company pursuant to which it agreed, among other things, to vote all shares of Common Stock owned by it in favor of transactions contemplated by the Private Placement.

The Company has agreed, pursuant to the terms of a registration rights agreement, dated September 29, 2016 (the “Registration Rights Agreement”), with the investors in the Private Placement, including SRP II, to (i) file a registration statement with respect to the resale of the shares of Common Stock sold in the Private Placement, shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and shares of Common Stock issuable upon exercise of the Common Stock Warrants with the Securities and Exchange Commission (the “SEC”) within 30 days after the closing date; (ii) use its reasonable best efforts to have the registration statement declared effective by the SEC as soon as reasonably practicable after the initial filing, and in any event no later than 75 days after the closing date (or 110 days in the event of a full review of the shelf registration statement by the SEC); and (iii) keep the registration statement effective until all registrable securities may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without the need for current public information or other restriction.

The Purchase Agreement, form of Warrant Agreement, form of Support Agreement and the Registration Rights Agreement are being filed as Exhibit 99.5, Exhibit 99.6, Exhibit 99.7 and Exhibit 99.8, respectively, to this Amendment No. 1 and are incorporated herein by reference.

Except as described herein or in the Original Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or among the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.                                      Material to be Filed as Exhibits.

Item 7 of the Original Statement is amended and supplemented by adding the following information to Item 7:

Exhibit No.	Description
99.5

Securities Purchase Agreement, dated September 15, 2015 (filed as Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2016 and incorporated herein by reference)

99.6

Form of Warrant to Purchase Common Stock (filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016 and incorporated herein by reference)

99.7

Form of Support Agreement (filed as Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016 and incorporated herein by reference)

99.8

Registration Rights Agreement dated September 29, 2016 (filed as Exhibit 10.35 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 6, 2016

SPLIT ROCK PARTNERS II, LP, a Delaware limited partnership

By: SPLIT ROCK PARTNERS II MANAGEMENT, LLC,
a Delaware limited liability company
Its: General Partner

By:	/s/ Stacy M. Campbell-Kraft
Name:	Stacy M. Campbell-Kraft
Title:	Authorized Representative

SPLIT ROCK PARTNERS II MANAGEMENT, LLC,
a Delaware limited liability company

By:	/s/ Stacy M. Campbell-Kraft
Name:	Stacy M. Campbell-Kraft
Title:	Authorized Representative

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.5	Securities Purchase Agreement, dated September 15, 2015	Incorporated by reference to Exhibit 10.34 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2016 (File No. 001-36751)

99.6	Form of Warrant to Purchase Common Stock	Incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016 (File No. 001-36751)

99.7	Form of Support Agreement	Incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016 (File No. 001-36751)

99.8	Registration Rights Agreement dated September 29, 2016	Incorporated by reference to Exhibit 10.35 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2016 (File No. 001-36751)